

Via U.S. Mail and Facsimile

June 11, 2010

Joseph Kwok
Chief Executive Officer
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, New Jersey 07656

> **Re:** **SeaCube Container Leasing Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 4, 2010**
> **File No. 333-165752**

Dear Mr. Kwok:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We have evaluated your responses to comment 1 of our letter dated June 2, 2010 and comment 3 of our letter dated May 14, 2010. Although we have no additional comment at this time, please note that with respect to certain conclusions of law expressed in your letters, different facts or conditions might require us to reach a different conclusion.

2. Please file the legality opinion with the next amendment.

<u>Principal and Selling Shareholders, page 117</u>

3. We reissue comment 5 of our letter dated June 2, 2010. Please disclose the natural person that has sole or shared voting and investment control over the securities registered for resale.

Financial Statements

Note 1. Description of Business and Basis of Presentation

2009 Sale, page F-9

4. We note your response to prior comment 7. Please address the following:

- Your financial statements, including statements of cash flows, indicate that you sell leasing equipment on a recurring basis given that you have sales recorded for each of the three years ended December 31, 2009 as well as the three months ended March 31, 2010. In this regard, please help us better understand how you determined that you do not have objective and reliable evidence of fair value related to the sale of containers. Refer to ASC 605-25-30-2 and ASC 605-25-30-7 through 9;

- Please provide us with a summary of how the total arrangement consideration was allocated. This should show the total arrangement consideration amount, the estimated fair value of management services, and the remaining residual amount allocated to the sale of the containers; and

- Please tell us what consideration you gave as to whether ASU No. 2009-13, which is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, will have a material impact on your financial statements. In addition, we remind you of the additional disclosures called for by SAB Topic 11:M in regards to the expected impact of recently issued accounting standards.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joseph A. Coco, Esq. (*Via facsimile 917/777-3050*)
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